August 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Arthur Tornabene-Zalas

Re:    Via Renewables, Inc.
Registration Statement on Form S-3
Filed August 5, 2022
File No. 333-266615

Acceleration Request
Requested Date: August 16, 2022
Requested Time: 4:00 PM Eastern Time

Dear Mr. Tornabene-Zalas:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to August 16, 2022 at 4:00 PM, Eastern Time, or as soon thereafter as may be practicable.
If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Via Renewables, Inc.

/s/ Mike Barajas
By:	Mike Barajas
Title:	Chief Financial Officer

cc:    Clint Smith, Jones Walker LLP